File No. 812-[       ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER OF EXEMPTION FROM (1) CERTAIN PROVISIONS OF SECTIONS 15(a) and 15(c) OF THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

PACIFIC FUNDS SERIES TRUST

PACIFIC SELECT FUND

PACIFIC LIFE FUND ADVISORS LLC

700 Newport Center Drive

Newport Beach, CA  92660

Please direct all communications regarding this Application to:

Robin S. Yonis, Esq.

Pacific Life Fund Advisors LLC

700 Newport Center Drive

Newport Beach, CA 92660

949-219-6767

With copies to:

Anthony Zacharski, Esq.

Dechert LLP

90 State House Square

Hartford, CT 06103

860-524-3937

This Application (including exhibits) consists of 46 pages.

As filed with the U.S. Securities and Exchange Commission on March 20, 2020

Page 1 of 46 Sequentially Numbered Pages

I.          INTRODUCTION

Pacific Funds Series Trust (“Pacific Funds”) and Pacific Select Fund (“Select Fund” and together with Pacific Funds, the “Trusts,”), each a registered open-end management company that offers multiple series of shares (each, a “Fund” and collectively, the “Funds”), each on its own behalf and on behalf of each of its Funds, and Pacific Life Fund Advisors LLC (“PLFA”) the investment adviser to the Funds (the “Adviser” and together with the Trusts, “Applicants”),1 hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants currently operate pursuant to an order (the “Prior Order”)2 exempting them from any applicable provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder so that shareholder approval is not required to hire Non-Affiliated Sub-Advisers3 for the Funds.

1                   As used herein, the term “Adviser” means (i) PLFA, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with, PLFA or its successors that serves as the primary adviser to a Sub-Advised Fund (as defined herein).  For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2                   Pacific Select Fund, et. al., Investment Company Act Rel. Nos. 24017 (September 17, 1999) (notice) and 24081 (October 13, 1999) (order).  Any order granted by the Commission with respect to this Application will supersede the Prior Order with the result that no one will continue to rely on the Prior Order if the requested order is granted.

3                   As used herein, a “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Funds.

Page 2 of 46 Sequentially Numbered Pages

Since the Prior Order, the Commission has granted a number of multi-manager exemptions with respect to Wholly-Owned Sub-Advisers4, and more recently, with respect to Affiliated Sub-Advisers5 In many of those prior orders, the Commission has also provided disclosure relief by permitting “Modified Notice and Access” (as described below in this Application) regarding the notice of, and information concerning, sub-adviser changes. Except as otherwise described below, this Application seeks to provide Applicants with substantially similar relief with respect to Wholly-Owned and Affiliated Sub-Advisers and the use of Modified Notice and Access procedures, with the substantially similar conditions to which other applicants have agreed in prior orders. In addition, Applicants are seeking an exemption that will extend the disclosure relief provided by prior multi-manager exemptive orders to allow the Sub-Advised Funds (as defined below) to further streamline their shareholder notice process to avoid preparing and providing non-material or duplicative information about Sub-Advisers and Sub-Advisory Agreements and to include notice of an information statement prominently in a prospectus supplement or other fund document sent to shareholders. These initiatives will allow the Sub-Advised Funds to avoid significant expenses while ensuring that shareholders continue to receive all information

4                   As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser; and an “Affiliated Sub-Adviser” is any Sub-Adviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Adviser for reasons other than serving as sub-adviser to one or more Funds.  Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

5                   See infra Section IV.D.  The Commission has issued several orders granting the Affiliated Sub-Adviser relief requested by the Application. See North Square Investment Trust, et al., Investment Company Act Rel. Nos. 33702 (November 21, 2019) (notice) and 33719 (order) (“North Square Order”); OSI ETF Trust, et. al., Investment Company Act Rel. Nos. 33678 (October 29, 2019) (notice) and 33705 (November 26, 2019) (order) (“OSI Order”); and Carillon Series Trust, et al., Investment Company Act Rel. Nos. 33464 (May 2, 2019) (notice) and 33494 (May 29, 2019) (order) (“Carillon Order”).

Page 3 of 46 Sequentially Numbered Pages

that may be relevant to their investment decisions about the Sub-Advised Funds.  Applicants are also seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

In addition, Applicants seek an exemption from the in-person meeting requirement of Section 15(c) of the Act, consistent with the order recently granted by the Commission6.

Applicants request an order exempting:

(a)        Applicants from Section 15(a) of the 1940 Act in order to permit the Adviser, subject to the approval of the board of trustees of the applicable Trust (the “Board” or “Trustees”),7 including a majority of those Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) hire investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”)8 for all or a portion of the assets of one or more of the Funds pursuant to investment sub-advisory agreements among the Adviser, the Sub-Advisers and the applicable Funds (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements;

(b)        The Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a) (3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”); and

6                   See Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Release Nos. 33748 (January 21, 2020) (notice) and 33801 (February 19, 2020) (order).

7                   As used herein, the term “Board” includes the board of trustees or directors of any future Sub-Advised Fund (as defined herein), if different from the board of trustees of the Trusts.

8                   As used herein, the term “Sub-Adviser” means any investment adviser that enters into a Sub-Advisory Agreement with respect to a Fund.

Page 4 of 46 Sequentially Numbered Pages

(c)        Applicants from Section 15(c) of the 1940 Act, to permit the Boards, including the Independent Trustees, to approve, on behalf of the Trusts, promptly entering into or materially amending a Sub-Advisory Agreement (each such action a “Sub-Adviser Change”), at a non-in-person meeting called for the purpose of voting on such approval9.

Applicants request that the relief sought herein apply to Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth in this Application (each, together with any Fund that currently uses the multi-manager structure described in this Application or the Prior Order, a “Sub-Advised Fund” and collectively, the “Sub-Advised Funds”).10

Applicants are seeking these exemptions primarily to enhance the ability of the Adviser and the Board to obtain for a Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be well suited for managing all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders or in-person meetings of the Board to approve the Sub-Adviser Changes.  The Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations to the Board about their hiring, termination and replacement, at all times subject to the authority of the Board.  This structure is commonly referred to as a “multi-manager” structure.

9                   References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which the Trustees may participate by any means of communication that allows those Trustees participating to hear each other simultaneously during the meeting.

10              All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Page 5 of 46 Sequentially Numbered Pages

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Sub-Advised Funds and their shareholders would be negatively impacted without the requested multi-manager and non-in-person relief because of the delays and expenses of convening special meetings of shareholders or in-person meetings of the Board to approve Sub-Adviser Changes, and with regard to the requested disclosure relief, because of significant costs associated with the production and delivery of disclosure documents, which would be borne by, and confer little or no benefit to Sub-Advised Fund shareholders.

II.        BACKGROUND

A.       The Trusts

Each Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  The Trusts have a common Board, which consists of six Trustees, five of whom serve as Independent Trustees.  Each Trust offers shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions.11  Currently, there are 72 Sub-Advised Funds, which operate with a multi-manager structure pursuant to the Prior Order.12

B.       The Adviser

PLFA, located at 700 Newport Center Drive, Newport Beach, California 92660, is a Delaware limited liability company registered with the Commission under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and serves as investment adviser to the Funds.  PLFA is a wholly-owned

11     Pacific Funds currently consists of 35 Funds and Select Fund currently consists of 53 Funds.

12              Each Sub-Advised Fund discloses in its registration statement that it operates pursuant to the Prior Order.  The prospectus for a Sub-Advised Fund will continue to include the disclosure required by Condition 2 herein at all times subsequent to the approval required by Condition 1 herein.  If a Sub-Advised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Fund will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Fund has applied for exemptive relief to operate under the multi-manager structure described herein and/or that it operates pursuant to the Prior Order, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

Page 6 of 46 Sequentially Numbered Pages

subsidiary of Pacific Life Insurance Company (“PLIC”), which is also located at 700 Newport Center Drive, Newport Beach, California 92660.

The Adviser serves as “investment adviser” (as defined in Section 2(a)(20) of the 1940 Act) to each Fund pursuant to an investment advisory agreement with the Fund (each, an “Investment Advisory Agreement”).  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act, except with respect to the in-person meeting requirement as described in this Application.  The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act.  Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements except as described in this Application.

For its services to each Fund, the Adviser receives or will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement.  The investment advisory fee for each Fund is calculated as a percentage on the average daily net assets of the Fund.

Each Sub-Advised Fund’s Investment Advisory Agreement permits or will permit the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers.

Consistent with the terms of each Sub-Advised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to a Sub-Adviser.  The Adviser retains overall responsibility for the management and investment of the assets of all Sub-Advised Funds.

With respect to each Sub-Advised Fund, the Adviser’s responsibilities include or will include, for example, (i) evaluating, selecting and recommending for Board approval new Sub-Advisers for the Sub-Advised Funds, (ii) monitoring each Sub-Adviser and its performance and its compliance with the

Page 7 of 46 Sequentially Numbered Pages

applicable Sub-Advised Fund’s investment policies and restrictions, (iii) recommending the removal or replacement of existing Sub-Advisers, and (iv) in the case of a Sub-Advised Fund whose assets are managed by more than one Sub-Adviser, allocating the portion of that Sub-Advised Fund’s assets to any given Sub-Adviser and reallocating those assets as necessary from time to time.13

If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark, trade name or abbreviation that is owned by or publicly used to identify that Adviser or the Trust, will precede the name of the Sub-Adviser.

C.                              The Sub-Advisers and the Sub-Advised Funds

PLFA has entered into Sub-Advisory Agreements with multiple Sub-Advisers.14  The Adviser also may, in the future, enter into Sub-Advisory Agreements with other Sub-Advisers on behalf of these and other Funds.

The Sub-Advisers are, and any future Sub-Advisers will be, “investment advisers” to the Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration.  The Adviser selects Sub-Advisers based on the Adviser’s

13              Although the Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund, the Adviser will exercise investment discretion over any portion of a Sub-Advised Fund’s assets, if any, that the Adviser determines not to allocate to a Sub-Adviser.  The Adviser may, from time to time, manage all or a portion of a Sub-Advised Fund’s assets, for example, in connection with the transition from one Sub-Adviser to another Sub-Adviser, the re-allocation of assets among multiple Sub-Advisers to a Sub-Advised Fund, the reallocation of assets among various Sub-Advised Funds, in connection with the launch, merger or liquidation of a Sub-Advised Fund, or in the event of termination or resignation of a Sub-Adviser.

14              Currently, there are 28 Sub-Advisers, of which 26 are Non-Affiliated Sub-Advisers and two are Wholly-Owned Sub-Advisers.  Cadence Capital Management LLC, located at 265 Franklin Street, 4th Floor, Boston, Massachusetts 02110, is registered with the Commission under the Advisers Act and serves as sub-adviser to 2 of the Funds.  Pacific Asset Management LLC, located at 840 Newport Center Drive, 7th Floor, Newport Beach, CA 92260, is a registered with the Commission under the Advisers Act and serves as sub-adviser to 11 of the Funds.  Each is a Delaware limited liability company and an indirect wholly-owned subsidiary of PLIC.]

Page 8 of 46 Sequentially Numbered Pages

evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  The Adviser may employ multiple Sub-Advisers for one or more of the Sub-Advised Funds.  In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers.

The Adviser also negotiates and renegotiates the terms of the Sub-Advisory Agreements with Sub-Advisers, including the fees paid to the Sub-Advisers, and makes recommendations to the Board, as needed.

The Sub-Advisers, subject to the oversight of the Adviser and the Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.15 The Sub-Advisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and assist or will assist the Adviser to maintain the Sub-Advised Funds’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisers monitor or will monitor the respective Sub-Advised Funds’ investments and provide or will provide periodic reports to the Board and the Adviser.  The Sub-Advisers also make or will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Funds, as well as other aspects of the nature and quality of sub-advisory services provided to the Sub-Advised Funds.

The Sub-Advisory Agreements have been or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act except as exempted if the requested relief herein is granted by the Commission.

15              For the purposes of this Application, a “Sub-Adviser” also includes an investment Sub-Adviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-Advised Fund’s assets.  The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

Page 9 of 46 Sequentially Numbered Pages

The terms of each Sub-Advisory Agreement complies or will comply fully with the requirements of Section 15(a) of the 1940 Act except as exempted if the relief requested herein is granted by the Commission.  Each Sub-Advisory Agreement will set forth the duties of the Sub-Adviser and precisely describe the compensation paid to the Sub-Adviser.

After initial periods not to exceed two years, the Sub-Advisory Agreements are reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act.  The Board dedicates substantial time to review of contract matters, including matters relating to Investment Advisory Agreements and Sub-Advisory Agreements.  Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act.

The Board reviews comprehensive materials provided by the Adviser, Sub-Advisers, and independent counsel when it is asked to approve or renew Sub-Advisory Agreements.  The information provided to the Board is maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Each Sub-Advised Fund discloses in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and applicable Sub-Advisory Agreements is available in the Sub-Advised Funds’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.   The Sub-Advised Funds include the Board approval disclosure in those shareholder reports and, in accordance with the terms and conditions of the Prior Order, include lengthy, duplicative Board approval disclosure in their information statements provided to Sub-Advised Fund shareholders.

Pursuant to each Sub-Advisory Agreement, the Adviser has agreed or will agree to pay each Sub-Adviser a fee, based on the percentage of the assets of a Sub-Advised Fund, from the fee received by the Adviser from a Sub-Advised Fund under the Investment Advisory Agreement (the “Sub-Advisory Fees”).16

16              A Sub-Advised Fund will not pay advisory fees directly to a Sub-Adviser.

Page 10 of 46 Sequentially Numbered Pages

Each Sub-Adviser will bear its own expenses of providing investment management services to a Sub-Advised Fund.

III.       REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

IV.       LEGAL ANALYSIS

A.                           Approval of Sub-Adviser Changes

1.                                    Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and, therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the

Page 11 of 46 Sequentially Numbered Pages

Board to hire a new Sub-Adviser for a Sub-Advised Fund.  This provision also would require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

Each Sub-Advisory Agreement provides that it will terminate automatically and immediately upon its “assignment,” which could occur upon a change in control of a Sub-Adviser.17

2.                                    Requested Relief from Shareholder Approval Requirements

Applicants seek relief:  (i) to hire Sub-Advisers, including Affiliated Sub-Advisers, for all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) to materially amend Sub-Advisory Agreements with such Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act.  Such relief would include, without limitation, the initial hiring of a Sub-Adviser, as well as the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act.

Applicants believe that the relief sought should be granted by the Commission because: (i) the Adviser either will continue to operate Sub-Advised Funds, will operate Sub-Advised Funds or may operate Sub-Advised Funds, in a manner that is different from conventional investment companies (i.e., under a multi-manager structure); (ii) the relief will benefit shareholders by enabling the Sub-Advised Funds to operate in a less costly and more efficient manner; and (ii) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through enhanced Board oversight.

a.                                     Sub-Advisers are Analogous to Portfolio Managers

17              See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

Page 12 of 46 Sequentially Numbered Pages

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.18 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.19 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively, for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and oversight of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Sub-Advisers in the Adviser in light of Applicants’ multi-manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers.  The Adviser has the requisite expertise to evaluate, select and oversee the Sub-Advisers.  The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund.

From the perspective of the shareholders, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional

18              See Section 1(b)(6) of the 1940 Act.

19              Hearings on S. 3580 before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Page 13 of 46 Sequentially Numbered Pages

investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Fund.  Shareholders expect the Adviser, subject to review and approval of the Board, to select a Sub-Adviser who is in the best position to achieve a Sub-Advised Fund’s investment objective.  Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and a Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory and Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser provides portfolio management services.  Only the Adviser’s fee is payable by a Sub-Advised Fund; the Sub-Adviser’s fee is payable by the Adviser 20 and is typically a significant expense incurred by the Adviser. The Adviser is incented to, and does, engage in an arm’s-length negotiation with each Non-Affiliated Sub-Adviser when setting the level of the Sub-Advisory Fees to be presented to the Board. The Board will analyze the reasonableness of the fees paid to both the Adviser and the Sub-Advisers in the context of the totality of the services performed by each entity.

With respect to oversight, Applicants note that the Adviser performs and will perform substantially identical oversight of all Sub-Advisers, regardless of whether they are affiliated with the

20     A Sub-Advised Fund will not pay advisory fees directly to a Sub-Adviser.

Page 14 of 46 Sequentially Numbered Pages

Adviser.  Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.

b.                                    Lack of Economic Incentives

In allocating the management of Sub-Advised Fund assets between the Adviser and one or more Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets.  However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a Sub-Advised Fund and its shareholders, even in the unlikely event that it were so inclined.  Applicants assert that the proposed conditions are designed to provide the Board, a majority of which will be “independent” within the meaning of the Act, with sufficient resources and information it needs to monitor and address conflicts of interest and to assure itself that recommendations with respect to Sub-Adviser Changes are not inappropriately motivated by conflicts of interest.  In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any sub-advisory arrangement when the Board is considering, with respect to a Sub-Advised Fund, a change in Sub-Adviser or an existing Sub-Advisory Agreement as part of its annual review process.  The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Sub-Adviser or any renewal of an existing Sub-Advisory Agreement is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to the Board, is not inappropriately influenced by conflicts of interest.

Consistent with recently granted exemptions, the relief Applicants are requesting will not be subject to two conditions: (i) restrictions on the ownership of interests in Sub-Advisers by Trustees and officers of Sub-Advised Funds and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter.  Applicants believe omitting these conditions is appropriate with respect to the requested relief.  As to the condition on ownership, Applicants assert that restricting ownership of interests in a Sub-Adviser by Trustees and officers would not be meaningful where the Adviser may itself own an interest in the Sub-Adviser and the Sub-Adviser may be selected for a Sub-

Page 15 of 46 Sequentially Numbered Pages

Advised Fund under the requested relief.21 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed Sub-Adviser Change (see Condition 7) and as part of its annual review of each Sub-Advisory Agreement pursuant to Section 15(c) of the 1940 Act.

Prior to the Carillon Order, the Commission had granted multi-manager relief solely with respect to wholly-owned sub-advisers and non-affiliated sub-advisers, through numerous multi-manager exemptive orders.  That relief was premised on the fact that such a sub-adviser serves in the same limited capacity to that of an individual portfolio manager.  Applicants believe this same rationale supports granting the requested relief with respect to Affiliated Sub-Advisers, as was done in the Carillon Order and other more recent orders.22

Moreover, Applicants note that, while the Adviser might face certain conflicts of interest or economic incentives in recommending a Sub-Adviser, any such conflicts and incentives do not warrant denying the extension of the requested relief to Affiliated Sub-Advisers.  For one, the Adviser faces those conflicts and incentives in allocating Fund assets between itself and a Non-Affiliated Sub-Adviser, and across Sub-Advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the Fund pays for the management of those assets.  Moreover, the Adviser will employ methodologies to evaluate potential conflicts of interest for Affiliated and Non-Affiliated Sub-Advisers.  While the selection and retention of Affiliated Sub-Advisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Sub-Advisers, the proposed conditions, including the enhanced oversight by the Board, address the potential conflicts of interest with respect to both those common to all types of Sub-Advisers and specific to Affiliated Sub-Advisers.  In particular, Applicants believe that the proposed conditions are protective of

21              Any Trustee that has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

22              See supra note 5.

Page 16 of 46 Sequentially Numbered Pages

shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

c.                                     Benefits to Shareholders

Without the requested relief, when a new Affiliated Sub-Adviser is retained by the Adviser on behalf of a Sub-Advised Fund, the shareholders of the Sub-Advised Fund would be required to approve the Sub-Advisory Agreement.  Similarly, if an existing Sub-Advisory Agreement with an Affiliated Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund would be required.  Moreover, if a Sub-Advisory Agreement with an Affiliated Sub-Adviser is “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund would be required to approve retaining the existing Sub-Adviser.  In all these instances the need for shareholder approval requires a Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one that has resigned or whose management team has parted ways with the Sub-Adviser, potentially harmful to a Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Fund that has a Sub-Adviser are effectively hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, monitoring and evaluating the Sub-Adviser rather than by the Adviser hiring its own employees to manage those assets.  Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Sub-Advised Fund are paying the Adviser – the selection, oversight and evaluation of Sub-Advisers – without incurring unnecessary delays or expenses is appropriate and in the interest of a Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently.  Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Sub-Advised Fund will be able to hire or replace Sub-Advisers more

Page 17 of 46 Sequentially Numbered Pages

quickly and at significantly lower costs to Sub-Advised Fund shareholders, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders.

Prior to the Carillon Order, the Commission had granted multi-manager relief solely with respect to wholly-owned sub-advisers and non-affiliated sub-advisers.  That relief has permitted sub-advised funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring sub-advisers and making material amendments to sub-advisory agreements operating in accordance with the terms and conditions of those orders.  Applicants believe this same rationale supports granting the requested relief with respect to Affiliated Sub-Advisers, as was done in the Carillon Order and other more recent orders.23

Applicants note that treating all Sub-Advisers equally under the requested relief might help avoid the selection of Sub-Advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.24

If the requested relief is granted, each Investment Advisory Agreement will continue to be subject to Section 15(a) of the 1940 Act.  Moreover, the relevant Board will consider the Investment Advisory Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Sub-Adviser.

3.                                    Requested Relief for Modified Notice and Access

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Fund will

23              See supra note 5.

24              The Adviser is responsible for selecting Sub-Advisers in the best interests of the Sub-Advised Funds, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-Advisory Agreements and material amendments thereto.

Page 18 of 46 Sequentially Numbered Pages

include all information required by Form N-1A concerning the Sub-Advisers, including Affiliated Sub-Advisers, if the requested relief is granted.  If a new Sub-Adviser is retained or an existing Sub-Adviser is terminated, a Sub-Advised Fund’s prospectus and/or statement of additional information will be updated pursuant to Rules 485 or 497(e) under the Securities Act, in advance of or promptly after the change, depending upon the circumstances.  Similarly, if a material change is made to a Sub-Advisory Agreement, any necessary updates to information required by Form N-1A about the Sub-Advisory Agreement will be made pursuant to Rules 485 or 497(e), in advance of or promptly after the change, depending on the circumstances.

If new Sub-Advisers are hired, the Sub-Advised Funds will inform shareholders of the hiring of new Sub-Advisers pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) prior to, or within 90 days following, the effective date of a new Sub-Advisory Agreement for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either (i) a Multi-Manager Notice or (ii) a Multi-Manager Notice and Multi-Manager Information Statement;25 and (b) that Sub-Advised Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice  is first sent to shareholders, and will maintain it on that website for at least 90 days.  Under the requested relief, a Sub-Advised Fund will not furnish a Multi-Manager Notice or Multi-Manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified.  In the circumstances described in this

25     A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-Manager Information Statements will be filed with the Commission.

Page 19 of 46 Sequentially Numbered Pages

Application, a proxy solicitation to approve the appointment of new Sub-Advisers would provide no more meaningful information to shareholders than the proposed Multi-Manager Information Statement.  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and 15(c) (as modified by the requested relief herein) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

4.                                    Requested Relief for Streamlined Notice and Access26

As a natural extension of the relief requested above in Section IV.A.3, Applicants seek relief to allow Sub-Advised Funds to further streamline their shareholder notice process to avoid preparing and providing non-material or duplicative information about Sub-Advisers and Sub-Advisory Agreements, which will allow Sub-Advised Funds to avoid significant expenses while ensuring that shareholders continue to receive all information that may be relevant to their investment decisions about the Sub-Advised Funds.

Specifically, in addition to the exemption described above in Section IV.A.3 permitting use of Modified Notice and Access Procedures, Applicants request relief to permit each Sub-Advised Fund to inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Streamlined Notice and Access Procedures”): (a) prior to, or within 90 days following, the effective date of a Sub-Advisory Agreement for a Sub-Advised Fund, that Sub-Advised Fund will send its shareholders a Streamlined Notice;27 and (b) the Sub-Advised Fund will make the Streamlined

26              Shareholders of then-existing Funds of Select Fund approved the operation of those Funds in the manner proposed herein, inclusive of the proposed Streamlined Notice of Changes and Fee Disclosure relief.  See Select Fund’s definitive proxy statement, as filed with the Commission on April 29, 2016, SEC Accession No. 0001193125-16-569728.

27              A “Streamlined Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) inform the applicable Sub-Advised Fund’s shareholders that there was or will be a Sub-Adviser change; (b) inform shareholders that a Streamlined Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Streamlined Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Streamlined Information Statement; and (f) instruct the shareholder that a paper or email copy of the Streamlined Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund.  A Streamlined Notice may be: (a) in the form of a standalone supplement, (b)

Page 20 of 46 Sequentially Numbered Pages

Information Statement available on the website identified in the Streamlined Notice no later than 90 days following the effective date of the Sub-Advisory Agreement for the Sub-Advised Fund; and will maintain such Information Statement on that website for at least 90 days.  Consistent with the Modified Notice and Access Procedures framework, a Sub-Advised Fund will not furnish a Multi-Manager Notice or Multi-Manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified.  If the requested relief is granted, Applicants expect that generally they would use Streamlined Notice and Access Procedures rather than Modified Notice and Access Procedures.

In the circumstances described in this Application, proxy solicitations to approve the appointment of new Sub-Advisers or use of the proposed Modified Notice and Access Procedures would provide no more meaningful information to shareholders than the proposed Streamlined Notice and Access Procedures.   The only difference between the proposed Streamlined Notice and Access Procedures and the Modified Notice and Access Procedures is that, under the streamlined approach, information could be omitted from a Streamlined Information Statement that is duplicative of information contained in Publicly part of a broader supplement, provided the Streamlined Notice information is grouped together and prominently disclosed, or (c) attached to or delivered with another required shareholder document, such as an annual or semi-annual shareholder report.

A “Streamlined Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Streamlined Fee Disclosure and to omit any information that is:  (a) duplicative of information contained in: (i) the Streamlined Notice, (ii) the Sub-Advised Fund’s then-current prospectus and statement of additional information as supplemented through the date of the Streamlined Notice, or (iii) the Sub-Advised Fund’s annual or semi-annual report to shareholders required by Rule 30e-1 under the 1940 Act, next published covering the period during which the Sub-Adviser change was made (each, a “Publicly Available Document”); (b) substantially similar to information contained in a Publicly Available Document or (c) while not necessarily duplicative of or substantially similar to information contained in a Publicly Available Document, not material to Sub-Advised Fund shareholders under the circumstances (that is, in the context of change triggering the Streamlined Notice) (“Non-Duplicative Omitted Information”).  Schedule A lists each disclosure item that could be omitted from Streamlined Information Statements if the Streamlined Notice and Access Procedures relief is granted, with a cross reference to the Publicly Available Document, if applicable, in which the identical or substantially similar information would be contained.  Applicants observe that the only Non-Duplicative Omitted Information would be information relating to: (a) certain officers, directors and affiliates that may be required by Items 22(c)(2)(3)-(4) of Schedule 14A; and (b) comparative fee information that may be required by Item 22(c)(10) of Schedule 14A. Streamlined Information Statements will be filed with the Commission.

Page 21 of 46 Sequentially Numbered Pages

Available Documents, substantially similar to such information or not material under the circumstances,  and the Notice could be included in a Fund supplement or other document provided to shareholders.

Applicants believe that all the same reasons that support granting the Modified Notice and Access Procedures relief, as discussed above, support extending the relief to permit use of the Streamlined Notice and Access Procedures.  In particular, Applicants note that Sub-Advised Fund shareholders will continue to receive all material information about Sub-Adviser changes without being inundated by duplicative information or causing the Sub-Advised Fund to incur unnecessary expenses.  Non-Duplicative Omitted Information is not relevant to Sub-Advised Fund shareholders in circumstances where a shareholder approval of a change is not being sought and, as reflected by the fact that such information is not required to be disclosed by Form N-1A, is not material to Sub-Advised Fund shareholders’ investment decisions about the Sub-Advised Funds.

For all the reasons discussed above, Applicants believe the Streamlined Notice and Access Procedures are in the best interests of the Sub-Advised Funds and their shareholders.

B.                            Aggregate Fee Disclosure

1.                                    Regulatory Background

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an

Page 22 of 46 Sequentially Numbered Pages

investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  The above-noted provisions, taken together, could be interpreted to require a Sub-Advised Fund to disclose the fees paid to a Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of an investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions may require a Sub-Advised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser.

2.                                    Requested Relief for Aggregate Fee Disclosure

Applicants seek relief to permit each Sub-Advised Fund to disclose as a dollar amount and as a percentage of a Sub-Advised Fund’s net assets (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers and (b) the aggregate fees paid to Affiliated and Non-Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and

Page 23 of 46 Sequentially Numbered Pages

Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Sub-Advised Fund’s net assets.  The exemption from Regulation S-X requested above would permit a Sub-Advised Fund to include the Aggregate Fee Disclosure; all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X would be disclosed.

Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Funds under a multi-manager structure, in which the Adviser, and not the Sub-Advised Funds, compensate the Sub-Advisers.  As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser operates Sub-Advised Funds in a manner different from a traditional investment company.  By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the oversight of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Fund.  Pursuant to each Sub-Advisory Agreement, the Adviser compensates the Sub-Advisers directly.  The Sub-Advised Funds do not pay sub-advisory fees to the Sub-Advisers.  Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers.

Applicants contend that the primary reasons for disclosing individual fees paid to an adviser are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the Sub-Advised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.  Indeed, requiring the Sub-Advised Funds to disclose the fees negotiated

Page 24 of 46 Sequentially Numbered Pages

between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salaries paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Sub-Advised Funds to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.28

The requested relief would benefit shareholders of the Sub-Advised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers, including Affiliated Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the Sub-Adviser’s other clients.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser would likely take that into account in negotiating its own fee.

28              The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Release No. 26533 (Aug. 23, 2004).  Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.”  Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser (excluding the specific fee schedule).

Page 25 of 46 Sequentially Numbered Pages

Prior to the Carillon Order, the Commission had granted aggregate fee disclosure relief solely with respect to wholly-owned and non-affiliated sub-advisers, through numerous exemptive orders.  That relief permitted the disclosure of aggregate fees paid to wholly-owned and non-affiliated sub-advisers and required disclosure of individual fees paid to affiliated sub-advisers.  If the requested relief under Section 15(a) of the 1940 Act is granted with respect to Affiliated Sub-Advisers, Applicants believe it is appropriate to permit each Sub-Advised Fund to disclose only aggregate fees paid to Affiliated Sub-Advisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated Sub-Advisers, as discussed above.

3.                                    Requested Relief for Streamlined Fee Disclosure

As a natural extension of the Aggregate Fee Disclosure relief requested above, Applicants seek relief to allow Sub-Advised Funds to further streamline their advisory and sub-advisory fee disclosures to omit information about fees paid by the Adviser to Sub-Advisers, which Applicants believe is not material to an investment decision about the Sub-Advised Funds.

Specifically, in addition to the exemption described above in Section IV.B.2 permitting use of Aggregate Fee Disclosure, Applicants request relief to permit each Sub-Advised Fund:  (a) to disclose (as a dollar amount and a percentage of a Sub-Advised Fund’s net assets) the aggregate fees paid to the Adviser; and (b) to omit to disclose fees paid to any Sub-Advisers (collectively, the “Streamlined Fee Disclosure”) in lieu of disclosing the fees that may be required with respect to Sub-Advisers by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  The Streamlined Fee Disclosure would be presented as both a dollar amount and as a percentage of a Sub-Advised Fund’s net assets.  The exemption from Regulation S-X requested above would permit a Sub-Advised Fund to include the Streamlined Fee Disclosure; all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X would be disclosed.  If the requested relief is granted, Applicants expect that generally they would provide Streamlined Fee Disclosure rather than Aggregate Fee Disclosure.

Page 26 of 46 Sequentially Numbered Pages

Applicants believe that all the same reasons that support granting the Aggregate Fee Disclosure relief, as discussed above, support extending the relief to permit the Streamlined Fee Disclosure.  In particular, because Applicants intend to operate under a multi-manager structure in which the Adviser, and not any Sub-Advised Fund, compensates the Sub-Advisers, disclosure of the fees that the Adviser pays to the Sub-Advisers does not serve any meaningful purpose.  Applicants observe that in the absence of any policy reasons to expect shareholders of Sub-Advised Funds to become more informed about fees paid to individual Sub-Advisers than shareholders of more traditional investment companies about salaries paid to individual portfolio managers, the Aggregate Fee Disclosure requires just that:  sub-advisory fee payments to each individual Sub-Adviser must be disclosed except in the limited context where a fund is managed with sleeves and has multiple sub-advisers (with each sub-adviser responsible for a sleeve, that is, just a portion of the fund’s overall assets) or where the sub-adviser is a wholly-owned sub-adviser.  Because most of the Sub-Advised Funds have Non-Affiliated Sub-Advisers and are not managed with sleeves, fees paid to individual Sub-Advisers would need to be disclosed pursuant to the Aggregate Fee Disclosure relief provided by prior orders.  This defeats a key rationale of prior Aggregate Fee Disclosure relief granted by the Commission.

For all the reasons discussed above, Applicants believe the Streamlined Fee Disclosure is in the best interests of the Sub-Advised Funds and their shareholders.

C.                     Shareholder Approval to Rely on Requested Relief

Prior to any Sub-Advised Fund relying on this Application, the Board, including its Independent Trustees, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Sub-Advised Fund offering its shares.

Page 27 of 46 Sequentially Numbered Pages

D.                     Precedent

Applicants also note that, with the exception of the Streamlined Notice and Access Procedures and Streamlined Fee aspects of the requested relief, the exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Sub-Advisers, including Affiliated Sub-Advisers, are substantially similar to exemptions granted in the Carillon, OSI and North Square Orders,29 and to exemptions that have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated Sub-Advisers.  See, e.g., Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order) (“Natixis”); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order) (“Advisors”); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order) (“TriLine”); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order) (“SL”); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order) (“DMS”).

E.                      In-Person Meeting Requirement of Section 15(c)

1.                                          Regulatory Background

Section 15(c) of the 1940 Act prohibits a registered investment company board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to act as an investment adviser (including a sub-adviser) to the investment company, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the investment company’s board members who are not parties to such contract or agreement, or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

29              See supra note 5.

Page 28 of 46 Sequentially Numbered Pages

2.                                          Requested Relief from In-Person Meeting Requirement

Applicants seek relief to permit the Board, including the Independent Trustees, to approve a Sub-Adviser Change without complying with the in-person meeting requirement of Section 15(c). Under the requested relief, the Independent Trustees could instead approve the Sub-Advisory Agreement at a meeting at which members of the Board participate by any means of communication that allows them to hear each other simultaneously during the meeting.

Applicants assert that boards of registered investment companies, including the Board, typically hold in-person meetings on a quarterly basis. Applicants state that during the three to four-month period between board meeting dates, market conditions may change, a Sub-Adviser’s key portfolio managers may leave, Sub-Advisers may resign, be terminated or acquired, or investment opportunities may arise such that the Adviser may wish to make a Sub-Adviser change. Applicants also state that at these moments it may be impractical and costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person meetings.

Applicants believe that the requested relief would allow the Sub-Advised Funds to operate more efficiently. In particular, Applicants assert that without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional cost of, an unscheduled in-person Board meeting), the Sub-Advised Fund would be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a Sub-Adviser Change would benefit the Sub-Advised Fund and its shareholders.

Applicants also note that the in-person meeting requirement in Section 15(c) of the Act was designed to prohibit absentee approval of advisory agreements. Applicants state that Condition 1 to the requested relief is designed to avoid such absentee approval by requiring that the Board approve a Sub-Advisory Agreement (or material amendment to a Sub-Advisory Agreement) at a meeting where all

Page 29 of 46 Sequentially Numbered Pages

participating Board members can hear each other and be heard by each other simultaneously during the meeting30.

Applicants represent that the Board would conduct any such non-in-person consideration of a Sub-Advisory Agreement in accordance with its typical process for approving Sub-Advisory Agreements. Consistent with Section 15(c) of the Act, the Board would request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser and Sub-Adviser would provide such information.

Finally, Applicants note that if one or more Board members request that a Sub-Adviser Change be considered in-person, then the Board would not be able to rely on the relief and would have to consider the Sub-Advisory Agreement at an in-person meeting.

Applicants assert that, while the Commission continues to believe that the board’s decision-making process may benefit from directors having the opportunity to interact in person, as a group and individually, under the circumstances described by Applicants, the need to act promptly for the benefit of the Sub-Advised Fund may justify the Board’s meeting on a non-in-person basis; and that technological advances enable directors to hold such meetings in a manner where directors can personally present and able to assure themselves that they are informed as to the matter that requires action by the Board. Accordingly, the requested relief would meet the applicable standard for relief under the Act.

For the reasons set forth above, Applicants believe that the relief sought herein would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

30  Applicants state that technology that includes visual capabilities will be used unless unanticipated circumstances arise. Applicants also state that the Board could not rely upon the relief to approve a Sub-Advisory Agreement by written consent or another form of absentee approval by the Board.

Page 30 of 46 Sequentially Numbered Pages

3.            Precedent

The exemption requested herein with respect to relief from Section 15(c) is the same as the exemption granted in Blackstone.31

V.                           CONDITIONS FOR MULTI-MANAGER VOTING AND DISCLOSURE RELIEF

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.                                    Shareholder Approval:  Before a Sub-Advised Fund may rely on the order requested herein, the operation of the Sub-Advised Fund in the manner described in this Application will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Fund’s shares are offered to the public.32

2.                                    Prospectus Disclosure of Structure:  The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application.  In addition, each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application.  The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

31              See supra note 6.

32              See supra notes 2, 12 and 28.  If a Sub-Advised Fund has obtained shareholder approval to operate pursuant to the Prior Order and has met all other conditions of the order requested by this Application, the Sub-Advised Fund may rely on the applicable part of the order requested by this Application (in other words, Condition 1 herein will be deemed to have been met by complying with the shareholder approval condition in the Prior Order).

Page 31 of 46 Sequentially Numbered Pages

3.                                    Adviser Oversight:  The Adviser will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Sub-Advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers for all or a portion of the Sub-Advised Fund’s assets, (iii) for -co-managed funds, allocate and, when appropriate, reallocate the Sub-Advised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Sub-Advised Fund’s investment objective, policies and restrictions.

4.                                    Shareholder Notice:  Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser prior to, or within 90 days following, the effective date of the new Sub-Advisory Agreement pursuant to the Modified Notice and Access Procedures or the Streamlined Notice and Access Procedures.

5.                                    Independent Trustee Majority:  At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.                                    Independent Legal Counsel:  Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.                                    Profitability:  Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

8.                                    Material Conflicts:  The Board must evaluate any material conflicts that may be present in a sub-advisory arrangement.  Specifically, whenever a Sub-Adviser change is proposed for a Sub-

Page 32 of 46 Sequentially Numbered Pages

Advised Fund (“Sub-Adviser Change”) or the Board considers an existing Sub-Advisory Agreement as part of its annual review process (“Sub-Adviser Review”):

a.            the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the 1940 Act, all relevant information concerning:

i.                any material interest in the proposed new Sub-Adviser in the case of a Sub-Adviser Change, or in the then-existing Sub-Adviser in the case of a Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or other “affiliated person” as defined in Section 2(a)(3) of the 1940 Act, of the Adviser, if and as deemed appropriate by the Board,  and any material impact the proposed Sub-Advisory Agreement may have on that interest;

ii.            any arrangement or understanding in which the Adviser or any relevant parent or sister company of the Adviser, as determined by the Fund Board, is a participant and that (A) may have had a material effect on the proposed Sub-Adviser Change or Sub-Adviser Review, or (B) may be materially affected by the proposed Sub-Adviser Change or Sub-Adviser Review;

iii.        any material interest in a Sub-Adviser held directly or indirectly by an officer or Trustee of the Sub-Advised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

iv.        any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Sub-Adviser Change or Sub-Adviser Review.

b.            the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Sub-Adviser Change or continuation after Sub-Adviser Review is in the best interests of the Sub-Advised Fund and its shareholders and,

Page 33 of 46 Sequentially Numbered Pages

based on the information provided to the Board, is not inappropriately influenced by conflicts of interest.

9.                                    Aggregate Advisory Fee Disclosure:  Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure or the Streamlined Fee Disclosure.

10.                            Subsequent Rulemaking:  In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

11.                            Aggregate Advisory Fee Increase:  Any new Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

VI.                     CONDITIONS FOR RELIEF FROM IN-PERSON MEETING REQUIREMENT

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                                    Means of Communication: The Independent Trustees will approve a Sub-Adviser Change at a non-in-person meeting in which the Trustees may participate by any means of communication that allows those Trustees participating to hear each other simultaneously during the meeting.

2.                                    Adviser Representation: The Adviser will represent that the materials provided to the Board for non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.                                    Notice of Meeting: The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, the Trustees will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Trustee requests that

Page 34 of 46 Sequentially Numbered Pages

the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.                                    Disclosure: A Sub-Advised Fund’s ability to rely on the requested relief will be disclosed in the Sub-Advised Fund’s registration statement.

VII.     PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application.  The resolutions of the Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 700 Newport Center Drive, Newport Beach, California 92660, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.    CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

Page 35 of 46 Sequentially Numbered Pages

Pacific Funds Series Trust

By:	/S/ Robin S. Yonis
Name:	Robin S. Yonis
Title:	Vice President, General Counsel and Assistant Secretary

Pacific Select Fund

By:	/S/ Robin S. Yonis
Name:	Robin S. Yonis
Title:	Vice President, General Counsel and Assistant Secretary

Pacific Life Fund Advisors LLC

By:	/S/ Robin S. Yonis
Name:	Robin S. Yonis
Title:	Vice President, Fund Advisor General Counsel and Assistant Secretary

Page 36 of 46 Sequentially Numbered Pages

SCHEDULE A

To be Omitted from Streamlined Information Statement	Contained in Publicly Available Document

Item 22(c)(2): State the names, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Note: This information would be treated as
Non-Duplicative Omitted Information

N/A
Item 22(c)(3): State the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.

Substantially similar to SAI disclosure required by Form N-1A Item 19(a)(1) and (2), which provides:

Disclose the following information with respect to each investment adviser:

(1) The name of any person who controls the adviser, the basis of the person’s control, and the general nature of the person’s business. Also disclose, if material, the business history of any organization that controls the adviser.

(2) The name of any affiliated person of the Fund who also is an affiliated person of the adviser, and a list of all capacities in which the person is affiliated with the Fund and with the adviser.

A Fund’s SAI would be updated to include Item 19(a)(1) and (2) disclosure for a new sub-adviser no later than its next annual update.

Item 22(c)(4): If the investment adviser is a corporation and if, to the knowledge of the persons making the solicitation or the persons on whose behalf the solicitation is made, any person not named in answer to paragraph (c)(3) of this Item 22 owns, of record or beneficially, 10% or more of the outstanding voting securities of the investment adviser, indicate that fact and state the name and address of each such person.

Substantially similar to SAI disclosure required by Form N-1A Item 19(a)(1) and (2). See above.

Item 22(c)(9): If a change in the investment advisory fee is sought, state:  (i) The aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; (iii) the difference between the aggregate amounts stated in response to paragraphs (i) and (ii) of this Item (c)(9) as a percentage of the amount stated in response to paragraph (i) of this Item (c)(9).

N/A

Page 37 of 46 Sequentially Numbered Pages

To be Omitted from Streamlined Information Statement	Contained in Publicly Available Document
Note: This information would be omitted pursuant to the requested Streamlined Fee Disclosure relief.

Item 22(c)(10):  If the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser’s compensation.  Also indicate for any Fund identified whether the investment adviser has waived, reduced or otherwise agreed to reduce its compensation under any applicable contract.

Note: This information would be treated as
Non-Duplicative Omitted Information.

N/A

Item 22(c)(11): Discuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract.  Include the following in the discussion:

(i) Factors relating to both the board’s selection
of the investment adviser and approval of the advisory fee and any other amounts to be paid by the Fund under the contract. This would include, but not be limited to, a discussion of the nature, extent, and quality of the services to be provided by the investment adviser; the investment performance of the Fund and the investment adviser; the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Fund; the extent to which economies of scale would be realized as the Fund grows; and whether fee levels reflect these economies of scale for the benefit of Fund investors. Also indicate in the discussion whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (e.g., pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in

Identical or substantially similar to annual or semi-annual shareholder report disclosure pursuant to Form N-1A Item 27(d)(6)(i)(A). Item 27(d)(6)(i)(A) and Item 22(c)(11) are the same.

Page 38 of 46 Sequentially Numbered Pages

To be Omitted from Streamlined Information Statement	Contained in Publicly Available Document

determining to recommend that the shareholders approve the advisory contract; and

(ii) If applicable, any benefits derived or to be derived by the investment adviser from the relationship with the Fund such as soft dollar arrangements by which brokers provide research to the Fund or its investment adviser in return for allocating Fund brokerage.

Item 22(c)(14): Disclose the amount of any fees paid by the Fund to the [sub-adviser], its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the [sub-advisory] contract or for brokerage commissions).  State whether these services will continue to be provided after the [sub-advisory] contract is approved.

Note: This information would be omitted pursuant to the requested Streamlined Fee Disclosure relief.

N/A

Page 39 of 46 Sequentially Numbered Pages

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A Authorizations

Exhibit B Verifications

Page 40 of 46 Sequentially Numbered Pages

EXHIBIT A

Authorization of Pacific Funds Series Trust

The undersigned, Secretary of Pacific Funds Series Trust, a Delaware statutory trust (“Trust”), hereby certifies that the following resolutions were duly adopted by the unanimous vote of the Board of Trustees of the Trust at a Board meeting held on March 18, 2020, at which all Trustees were present, and that said resolution has not been rescinded or amended and is now in full force and effect:

RESOLVED, that, on behalf of Pacific Funds Series Trust (the “Trust”), the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application, and any and all amendments thereto, for an order of exemption pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from (i) certain provision of Sections 15(a) and (c) of the 1940 Act and (ii) certain disclosure requirements and various rules and forms, as presented at this meeting, is authorized; and

RESOLVED, that the Chief Executive Officer, President or any Vice President of the Trust be, and each of them hereby is, authorized to take all actions, execute and deliver any instruments and documents, and to take all steps deemed by them, in consultation with the Trust’s General Counsel, to be necessary or advisable in furtherance of the foregoing resolution.

In Witness Whereof, the undersigned has executed this Certificate on the 20th day of March, 2020.

Pacific Funds Series Trust

By:	/S/ Jane M. Guon
Name:	Jane M. Guon
Title:	Vice President & Secretary

Page 41 of 46 Sequentially Numbered Pages

Authorization of Pacific Select Fund

The undersigned, Secretary of Pacific Select Fund, a Delaware statutory trust (“Trust”), hereby certifies that the following resolutions were duly adopted by the unanimous vote of the Board of Trustees of the Trust at a Board meeting held on March 18, 2020, at which all Trustees were present, and that said resolution has not been rescinded or amended and is now in full force and effect:

RESOLVED, that, on behalf of Pacific Select Fund (the “Trust”), the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application, and any and all amendments thereto, for an order of exemption pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from (i) certain provision of Section 15(a) and (c) of the 1940 Act and (ii) certain disclosure requirements and various rules and forms, as presented at this meeting, is authorized; and

RESOLVED, that any officer of the Trust be, and each of them hereby is, authorized to take all actions, execute and deliver any instruments and documents, and to take all steps deemed by them, in consultation with the Trust’s General Counsel, to be necessary or advisable in furtherance of the foregoing resolution.

In Witness Whereof, the undersigned has executed this Certificate on the 20th day of March, 2020.

Pacific Select Fund

By:	/S/ Jane M. Guon
Name:	Jane M. Guon
Title:	Vice President & Secretary

Page 42 of 46 Sequentially Numbered Pages

Authorization of Pacific Life Fund Advisors LLC

The undersigned, Secretary of Pacific Life Fund Advisors LLC, a Delaware limited liability company (“Company”), hereby certifies that the following resolutions were duly adopted by resolution adopted by the Managing Member of the Company through written consent on March 19, 2020, and that said resolution has not been rescinded or amended and is now in full force and effect:

RESOLVED, that, on behalf of Pacific Life Fund Advisors LLC (the “Company”), the filing with the U.S. Securities and Exchange Commission (“SEC”) of an application, and any and all amendments thereto, for an order of exemption pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from (i) certain provision of Section 15(a) and (c) of the 1940 Act and (ii) certain disclosure requirements and various rules and forms, as presented at this meeting, is authorized; and

RESOLVED, that any officer of the Company be, and each of them hereby is, authorized to take all actions, execute and deliver any instruments and documents, and to take all steps deemed by them, in consultation with the Company’s Fund Advisor General Counsel, to be necessary or advisable in furtherance of the foregoing resolution.

In Witness Whereof, the undersigned has executed this Certificate on the 20th day of March, 2020.

Pacific Life Fund Advisors LLC

By:	/S/ Jane M. Guon
Name:	Jane M. Guon
Title:	Vice President & Secretary

Page 43 of 46 Sequentially Numbered Pages

EXHIBIT B

Verification of Pacific Funds Series Trust

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application dated March 20, 2020 for and on behalf of Pacific Funds Series Trust; that she is an officer of such trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of her knowledge, information and belief.

Pacific Funds Series Trust

By:	/S/ Robin S. Yonis
Name:	Robin S. Yonis
Title:	Vice President, General Counsel and Assistant Secretary

Page 44 of 46 Sequentially Numbered Pages

Verification of Pacific Select Fund

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application dated March 20, 2020 for and on behalf of Pacific Select Fund; that she is an officer of such trust; and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of her knowledge, information and belief.

Pacific Select Fund

By:	/S/ Robin S. Yonis
Name:	Robin S. Yonis
Title:	Vice President, General Counsel and Assistant Secretary

Page 45 of 46 Sequentially Numbered Pages

Verification of Pacific Life Fund Advisors LLC

The undersigned, being duly sworn, deposes and says that s/he has duly executed the attached Application dated March 20, 2020 for and on behalf of Pacific Life Fund Advisors LLC; that she is an officer of such company; and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of her knowledge, information and belief.

Pacific Life Fund Advisors LLC

By:	/S/ Robin S. Yonis
Name:	Robin S. Yonis
Title:	Vice President, Fund Advisor General Counsel and Assistant Secretary

Page 46 of 46 Sequentially Numbered Pages